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                              February 25, 2022

       William Carroll
       Senior Vice President - Controller
       DELTA AIR LINES, INC.
       Post Office Box 20706
       Atlanta, Georgia 30320-6001

                                                        Re: DELTA AIR LINES,
INC.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-05424

       Dear Mr. Carroll:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 34

   1. Please discuss and analyze revenue and passenger levels and their respective trends for business related travel
and leisure and other travel. Please refer to Item 303 of Regulation
                                                        S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Carroll
DELTA AIR LINES, INC.
February 25, 2022
Page 2

      You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameWilliam Carroll                       Sincerely,
Comapany NameDELTA AIR LINES, INC.
                                                        Division of Corporation
Finance
February 25, 2022 Page 2                                Office of Energy &
Transportation
FirstName LastName